Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three-month periods ended April 30, 2023 and 2022

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended
	Notes	April 30, 2023	April 30, 2022

Revenues	14	$2,429.4	$1,809.3
Cost of sales		1,805.9	1,354.9
Gross profit		623.5	454.4

Operating expenses
Selling and marketing		127.5	104.4
Research and development		101.7	84.0
General and administrative		98.8	70.1
Other operating expenses (income)	15	13.6	(3.7)
Total operating expenses		341.6	254.8
Operating income		281.9	199.6

Financing costs	16	44.3	16.5
Financing income	16	(1.5)	(2.8)
Foreign exchange loss on long-term debt		43.4	16.2
Income before income taxes		195.7	169.7
Income tax expense	17	41.2	48.7
Net income		$154.5	$121.0

Attributable to shareholders		$154.2	$120.9

Attributable to non-controlling interest		$0.3	$0.1

Basic earnings per share	13	$1.96	$1.49

Diluted earnings per share	13	$1.92	$1.46

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended

	April 30, 2023	April 30, 2022

Net income	$154.5	$121.0

Other comprehensive income

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	(9.0)	36.6
Net changes in unrealized gain (loss) on translation of foreign operations	8.9	(16.8)
Income tax (expense) recovery	2.5	(10.0)
	2.4	9.8

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	(1.7)	66.2
Loss on fair value of restricted investments	(0.1)	(0.8)
Income tax (expense) recovery	0.5	(16.7)
	(1.3)	48.7
Total other comprehensive income	1.1	58.5
Total comprehensive income	$155.6	$179.5

Attributable to shareholders	$156.1	$179.4

Attributable to non-controlling interest	$(0.5)	$0.1

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	April 30, 2023	January 31, 2023

Cash and cash equivalents		$213.0	$202.3
Trade and other receivables		586.7	655.0
Income taxes and investment tax credits receivable		64.1	43.9
Other financial assets	3	125.4	122.6
Inventories	4	2,503.0	2,290.1
Other current assets	5	56.6	66.7
Total current assets		3,548.8	3,380.6

Investment tax credits receivable		28.3	21.5
Other financial assets	3	57.6	69.3
Property, plant and equipment		1,867.7	1,810.4
Intangible assets		738.7	741.3
Right-of-use assets		179.7	180.3
Deferred income taxes		287.8	257.9
Other non-current assets	5	3.1	3.3
Total non-current assets		3,162.9	3,084.0

Total assets		$6,711.7	$6,464.6

Bank overdraft	6	$29.9	$29.0
Trade payables and accruals		1,603.4	1,548.2
Provisions	7	617.2	544.7
Other financial liabilities	8	155.7	90.7
Income tax payable		56.3	81.3
Deferred revenues		83.5	85.3
Current portion of long-term debt	9	61.1	59.4
Current portion of lease liabilities		45.5	44.7
Total current liabilities		2,652.6	2,483.3

Long-term debt	9	2,772.3	2,730.8
Lease liabilities		151.5	152.2
Provisions	7	132.3	120.5
Other financial liabilities	8	64.6	59.8
Deferred revenues		121.8	141.5
Employee future benefit liabilities		163.2	158.0
Deferred income taxes		55.6	58.9
Other non-current liabilities		20.2	19.5
Total non-current liabilities		3,481.5	3,441.2
Total liabilities		6,134.1	5,924.5

Equity		577.6	540.1

Total liabilities and equity		$6,711.7	$6,464.6

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the three-month period ended April 30, 2023

	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus	Retained earnings	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2023	$255.8	$58.8	$175.5	$7.4	$37.4	$534.9	$5.2	$540.1
Net income	—	—	154.2	—	—	154.2	0.3	154.5
Other comprehensive income (loss)	—	—	(1.3)	9.7	(6.5)	1.9	(0.8)	1.1
Total comprehensive income (loss)	—	—	152.9	9.7	(6.5)	156.1	(0.5)	155.6
Dividends	—	—	(14.2)	—	—	(14.2)	—	(14.2)
Issuance of subordinate shares	11.2	(2.8)	—	—	—	8.4	—	8.4
Repurchase of subordinate shares (Note 10)	(3.7)	(62.4)	(51.0)	—	—	(117.1)	—	(117.1)
Stock-based compensation	—	4.8 [a]	—	—	—	4.8	—	4.8

Balance as at April 30, 2023	$263.3	$(1.6)	$263.2	$17.1	$30.9	$572.9	$4.7	$577.6

[a] Includes $1.0 million of income tax expense.

For the three-month period ended April 30, 2022

	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2022	$260.6	$(3.2)	$(404.3)	$(2.9)	$14.2	$(135.6)	$2.8	$(132.8)
Net income	—	—	120.9	—	—	120.9	0.1	121.0
Other comprehensive income (loss)	—	—	48.7	(16.8)	26.6	58.5	—	58.5
Total comprehensive income (loss)	—	—	169.6	(16.8)	26.6	179.4	0.1	179.5
Dividends	—	—	(13.0)	—	—	(13.0)	—	(13.0)
Issuance of subordinate shares	3.7	(1.2)	—	—	—	2.5	—	2.5
Repurchase of subordinate shares (Note 10)	(3.1)	(202.8)	(45.9)	—	—	(251.8)	—	(251.8)
Stock-based compensation	—	3.6 [a]	—	—	—	3.6	—	3.6

Balance as at April 30, 2022	$261.2	$(203.6)	$(293.6)	$(19.7)	$40.8	$(214.9)	$2.9	$(212.0)

[a] Includes $1.0 million of income tax expense.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended
	Notes	April 30, 2023	April 30, 2022

OPERATING ACTIVITIES
Net income		$154.5	$121.0
Non-cash and non-operating items:
Depreciation expense		92.4	71.3
Income tax expense	17	41.2	48.7
Foreign exchange loss on long-term debt		43.4	16.2
Interest expense	16	42.1	14.8
Other		2.8	7.0
Cash flows generated from operations before changes in working capital		376.4	279.0
Changes in working capital:
Decrease in trade and other receivables		80.8	44.0
Increase in inventories		(186.1)	(335.7)
Increase in other assets		(0.2)	(68.6)
(Decrease) increase in trade payables and accruals		43.7	(157.6)
Increase (decrease) in other financial liabilities		1.9	(16.3)
Increase in provisions		75.1	23.5
(Decrease) increase in other liabilities		(25.0)	52.2
Cash flows generated from (used in) operations		366.6	(179.5)
Income taxes paid, net of refunds		(107.8)	(153.6)
Net cash flows generated from (used in) operating activities		258.8	(333.1)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(111.2)	(92.6)
Additions to intangible assets		(6.6)	(16.4)
Other		2.2	1.5
Net cash flows used in investing activities		(115.6)	(107.5)

FINANCING ACTIVITIES
Increase in revolving credit facilities		—	327.8
Repayment of long-term debt	9	(8.1)	(5.9)
Repayment of lease liabilities		(11.7)	(8.2)
Interest paid		(40.8)	(13.2)
Issuance of subordinate voting shares		8.4	2.5
Repurchase of subordinate voting shares	10	(49.6)	(55.5)
Dividends paid		(14.2)	(13.0)
Other		0.7	(2.0)
Net cash flows generated from (used in) financing activities		(115.3)	232.5
Effect of exchange rate changes on cash and cash equivalents		(17.2)	(2.4)
Net increase (decrease) in cash and cash equivalents		10.7	(210.5)
Cash and cash equivalents at the beginning of period		202.3	265.8
Cash and cash equivalents at the end of period		$213.0	$55.3

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles, personal watercraft and pontoons; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2023 and 2022 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2023 and 2022 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2023 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Shanghai Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Pinion GmbH in Germany for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On May 31, 2023, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2023 and 2022.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	April 30, 2023	January 31, 2023
Restricted investments [a]	$13.2	$12.9
Derivative financial instruments	95.6	106.5
Advances to suppliers related to property, plant and equipment	37.6	36.2
Other	36.6	36.3
Total other financial assets	$183.0	$191.9
Current	125.4	122.6

Non-current	57.6	69.3
Total other financial assets	$183.0	$191.9

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to derivative financial instruments and restricted investments.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	April 30, 2023	January 31, 2023
Materials and work in progress	$1,179.1	$1,175.5
Finished products	944.1	746.1
Parts, accessories and apparel	379.8	368.5
Total inventories	$2,503.0	$2,290.1

The Company recognized in the condensed consolidated interim statements of net income during the three-month period ended April 30, 2023, a write-down on inventories of $7.3 million ($6.3 million during the three-month period ended April 30, 2022).

5.	OTHER ASSETS

The Company’s other assets were as follows, as at:

	April 30, 2023	January 31, 2023
Prepaids	$42.1	$45.3
Deferred financing cost	4.5	4.9
Other	13.1	19.8
Total other assets	$59.7	$70.0
Current	56.6	66.7

Non-current	3.1	3.3
Total other assets	$59.7	$70.0

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6	REVOLVING CREDIT FACILITIES

As at April 30, 2023, the Company had no outstanding indebtedness under its $1,500.0 million Revolving Credit Facilities and $29.9 million outstanding bank overdraft.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	Term SOFR (defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment) plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at EURIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at April 30, 2023, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	Term SOFR plus 1.70% per annum; or
(b)	U.S. Base Rate plus 0.70% per annum; or
(c)	U.S. Prime Rate plus 0.70% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.70% per annum; or
(b)	Canadian Prime Rate plus 0.70% per annum

(iii)	Euros at EURIBOR plus 1.70% per annum.

As at April 30, 2023, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	PROVISIONS

The Company’s provisions were as follows, as at:

	April 30, 2023	January 31, 2023
Product-related	$703.8	$620.9
Other	45.7	44.3
Total provisions	$749.5	$665.2
Current	617.2	544.7
Non-current	132.3	120.5
Total provisions	$749.5	$665.2

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Other	Total
Balance as at January 31, 2023	$620.9	$44.3	$665.2
Expensed during the period	299.0	6.6	305.6
Paid during the period	(222.5)	(5.8)	(228.3)
Reversed during the period	(1.1)	(0.2)	(1.3)
Effect of foreign currency exchange rate changes	8.3	0.8	9.1
Unwinding of discount and effect of changes in discounting estimates	(0.8)	—	(0.8)
Balance as at April 30, 2023	$703.8	$45.7	$749.5

8.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	April 30, 2023	January 31, 2023
Dealer holdback programs and customer deposits	$49.1	$48.0
Due to Bombardier Inc.	22.9	22.7
Derivative financial instruments	40.8	41.2
Non-controlling interest liability	23.1	20.8
Financial liability related to NCIB	62.4	—
Other	22.0	17.8
Total other financial liabilities	$220.3	$150.5
Current	155.7	90.7
Non-current [a]	64.6	59.8
Total other financial liabilities	$220.3	$150.5

[a] The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the amount of the non-controlling interest liability.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	LONG-TERM DEBT

As at April 30, 2023 and January 31, 2023, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

April 30, 2023
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	7.08%	7.13%	U.S. $1,473.4	$1,994.1	[a]
Term Loan B-2	December 2029	8.58%	9.19%	U.S. $497.5	654.5	[a]
Term Loans	Dec. 2023 to Dec. 2030	0.87% to 4.23%	1.90% to 3.81%	€128.1	184.8
Total long-term debt					$2,833.4
Current					61.1
Non-current					2,772.3
Total long-term debt					$2,833.4

[a]	Net of unamortized transaction costs of $3.0 million for Term Loan B-1 and $19.9 million for Term Loan B-2.

January 31, 2023
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	6.57%	6.61%	U.S. $1,477.2	$1,966.4	[a]
Term Loan B-2	December 2029	8.06%	8.66%	U.S. $498.8	645.0
Term Loans	Mar. 2023 to Dec. 2030	0.87% to 3.41%	1.90% to 3.81%	€128.6	178.8
Total long-term debt					$2,790.2
Current					59.4
Non-current					2,730.8
Total long-term debt					$2,790.2

[a]	Net of unamortized transaction costs of $3.1 million for Term Loan B-1 and $20.1 million for Term Loan B-2.

The following table explains the changes in long-term debt during the three-month period ended April 30, 2023:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2023	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at April 30, 2023
Term Facility	$2,611.4	$—	$(6.9)	$43.4	$0.7	$2,648.6
Term Loans	178.8	0.3	(1.2)	6.0	0.9	184.8
Total	$2,790.2	$0.3	$(8.1)	$49.4	$1.6	$2,833.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	LONG-TERM DEBT [CONTINUED]

a)	Term Facility

On March 10, 2023, the Company amended its Term Loan B-1 by replacing the LIBOR references with SOFR references, with all other conditions remaining the same.

As at April 30, 2023, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	Term SOFR plus 2.00% per annum, with a Term SOFR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

As at April 30, 2023, the cost of borrowing under the Term Loan B-2 was as follows:

(i)	Term SOFR, plus 3.50% per annum, with a Term SOFR floor of 0.5%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing under SOFR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $5.1 million ($6.9 million) during the three-month period ended April 30, 2023. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at April 30, 2023 and 2022, the Company was not required to repay any portion of the Term Facility under this requirement.

b)	Term Loans

During the three-month period ended April 30, 2023, the Company entered into an unsecured loan agreement at a favourable interest rate under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of €0.2 million ($0.3 million) with an interest rate of 1% with a maturity date of March 2027.

As at April 30, 2023, the Company had €128.1 million ($191.7 million) outstanding under its Austrian term loans bearing interest at a range between 0.87% to 4.23% and maturing between December 2023 and December 2030.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2023	36,522,508	$252.4
Issued upon exercise of stock options	222,563	11.2
Repurchased under the normal course issuer bid program	(535,500)	(3.7)
Balance as at April 30, 2023	36,209,571	$259.9

Multiple voting shares
Balance as at January 31, 2023	42,384,200	$3.4
Balance as at April 30, 2023	42,384,200	$3.4

Total outstanding as at April 30, 2023	78,593,771	$263.3

b)	Normal course issuer bid program (“NCIB”)

During the three-month period ended April 30, 2023, the Company continued its share repurchases under the NCIB that was announced and started during the fiscal year ended January 31, 2023 and repurchased 535,500 subordinate voting shares for a total consideration of $54.7 million.

Of the total consideration of $54.7 million, $3.7 million represents the carrying amount of the shares repurchased and $51.0 million represents the amount charged to retained losses.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	STOCK OPTION PLAN

During the three-month period ended April 30, 2023 and 2022, the Company granted respectively 576,100 and 550,100 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $103.78 and $104.07 respectively. The fair value of the options at the grant date was $41.99 and $41.02, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

12.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended April 30, 2023	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$2,310.1	$122.3	$(3.0)	$2,429.4
Cost of sales	1,679.8	129.1	(3.0)	1,805.9
Gross profit (loss)	630.3	(6.8)	—	623.5

Total operating expenses				341.6
Operating income				281.9

Financing costs				44.3
Financing income				(1.5)
Foreign exchange loss on long-term debt				43.4
Income before income taxes				195.7
Income tax expense				41.2

Net income				$154.5

For the three-month period ended April 30, 2022	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,686.7	$132.2	$(9.6)	$1,809.3
Cost of sales	1,252.4	112.1	(9.6)	1,354.9
Gross profit	434.3	20.1	—	454.4

Total operating expenses				254.8
Operating income				199.6

Financing costs				16.5
Financing income				(2.8)
Foreign exchange loss on long-term debt				16.2
Income before income taxes				169.7
Income tax expense				48.7

Net income				$121.0

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.    EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended

	April 30, 2023	April 30, 2022
Net income attributable to shareholders	$154.2	$120.9

Weighted average number of shares	78,856,822	81,075,819

Earnings per share - basic	$1.96	$1.49

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended

	April 30, 2023	April 30, 2022
Net income attributable to shareholders	$154.2	$120.9

Weighted average number of shares	78,856,822	81,075,819
Dilutive effect of stock options	1,554,641	1,625,197
Weighted average number of diluted shares	80,411,463	82,701,016

Earnings per share - diluted	$1.92	$1.46

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	REVENUES

Details of revenues were as follows:

	Three-month periods ended
	April 30, 2023	April 30, 2022
Powersports
Year-Round Products	$1,333.3	$934.4
Seasonal Products	691.9	408.7
Powersports PA&A and OEM Engines	284.9	343.5
Marine	119.3	122.7
Total	$2,429.4	$1,809.3

The following table provides geographic information on the Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended
	April 30, 2023	April 30, 2022
United States	$1,496.6	$1,031.0
Canada	326.5	280.1
Europe	323.3	261.4
Asia Pacific	158.4	149.8
Latin America	120.7	83.7
Other	3.9	3.3
	$2,429.4	$1,809.3

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	OTHER OPERATING EXPENSES (INCOME)

Details of Other operating expenses (income) were as follows:

	Three-month periods ended
	April 30, 2023	April 30, 2022
Foreign exchange (gain) loss on working capital elements	$(2.4)	$2.1
(Gain) loss on forward exchange contracts	17.3	(6.8)
Other	(1.3)	1.0
Total	$13.6	$(3.7)

16.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended
	April 30, 2023	April 30, 2022
Interest on long-term debt	$38.5	$11.7
Interest on lease liabilities	1.9	1.2
Net interest on employee future benefit liabilities	1.5	1.2
Interest and commitment fees on revolving credit facilities	1.7	1.9
Other	0.7	0.5
Financing costs	44.3	16.5

Financing income	(1.5)	(2.8)
Net financing costs	$42.8	$13.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended
	April 30, 2023	April 30, 2022

Current income tax expense
Related to current year	$74.6	$67.4
Related to prior years	(6.1)	(1.2)
	68.5	66.2

Deferred income tax recovery
Temporary differences	(32.5)	(21.7)
Increase in valuation allowance	5.2	4.2
	(27.3)	(17.5)
Income tax expense	$41.2	$48.7

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended
	April 30, 2023		April 30, 2022

Income taxes calculated at statutory rates	$51.9	26.5%	$45.0	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(2.6)		3.4
Increase in valuation allowance	5.2		4.2
Recognition of income taxes on foreign currency translation	(10.3)		(1.5)
Recognition of income taxes on inflation	(1.6)		(3.0)
Permanent differences [a]	5.7		0.2
Recognition of Canadian tax incentives	(8.8)		—
Other	1.7		0.4
Income tax expense	$41.2		$48.7

[a]	The permanent differences result mainly from the foreign exchange loss on long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at April 30, 2023
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$13.2	$13.2

Non-controlling interest liability (Note 8)	Level 3	$(23.1)	$(23.1)

Derivative financial instruments
Forward exchange contracts
Favourable		$11.2	$11.2
(Unfavourable)		(40.8)	(40.8)
Interest rate cap		84.4	84.4
	Level 2	$54.8	$54.8

Long-term debt (including current portion)
Term Facility (Note 9)	Level 1	$(2,648.6)	$(2,616.4)
Term Loans (Note 9)	Level 2	(184.8)	(189.6)
		$(2,833.4)	$(2,806.0)

For cash, trade and other receivables, revolving credit facilities and bank overdraft, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

Cash includes $8.9 million held by BRP Saint Petersburg LLC. This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2023 and 2022

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at April 30, 2023:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,603.4	$—	$—	$—	$1,603.4
Long-term debt (including interest)	157.5	523.1	2,254.8	782.9	3,718.3
Lease liabilities (including interest)	51.2	83.5	42.1	41.3	218.1
Derivative financial instruments	39.1	1.7	—	—	40.8
Other financial liabilities	116.5	30.4	2.4	30.2	179.5
Total	$1,967.7	$638.7	$2,299.3	$854.4	$5,760.1